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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of September 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.


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The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

                                TABLE OF CONTENTS


1.   Other Events

     On September 6, 2002 in Singapore, we submitted to the Singapore Exchange Securities Trading Limited a copy of an officers' certificate we delivered to the trustee under our 2.50% Senior Convertible Notes Due 2006 relating to the conversion price of the notes. Based on the number of our ordinary shares outstanding (directly or in the form of ADSs), as of August 31, 2002, and assuming all of the rights are exercised, we estimate that the current conversion price of our outstanding notes will be adjusted downwards from S$6.5170 per share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ordinary share-to-ADS ratio of 10:1) to S$4.7980 per share (equivalent to approximately US$26.7701 per ADS, based on the same assumptions in the prior parenthetical). We expect to determine the actual adjustment for the notes after the expiration of the ordinary share subscription period.

     A copy of the officers' certificate dated September 6, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


2.   Exhibit

     99.1 Officers' Certificate of the Company dated September 6, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: September 10, 2002


                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By: /s/ George Thomas
                                                --------------------------------
                                             Name : George Thomas
                                             Title: Vice President and Chief
                                             Financial Officer

                                 EXHIBIT INDEX


     99.1 Officers' Certificate of the Company dated September 6, 2002.